Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

www.faegredrinker.com

March 7, 2024

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eileen Smiley

Re:	AMG Pantheon Credit Solutions Fund (the “Fund”)
Initial Registration Statement on Form N-2
File Nos. 333-274875 and 811-23904

Dear Ms. Smiley,

The following responds to the comments provided via telephone on January 5, 2024, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of Pre-Effective Amendment No. 1 to the registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and Securities Act of 1933. The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

1.

Comment: The Staff notes that these comments are responding solely to the revised disclosures included in the Registration Statement. The Staff may have additional comments once financial and other open information is completed. The Staff notes that all financial information should be filed as part of a post-effective amendment at least 15 days in advance of filing an acceleration request.

Response: The Fund respectfully understands and acknowledges the Staff’s comment.

2.

Comment: The Staff understands that the fee waiver is intended to be perpetual in nature; however, the waiver gives the Adviser and the Fund’s Board of Trustees the ability to mutually terminate the waiver within one year from the effective date of the Registration Statement. Please add a statement to the effect that although the fee waiver is intended to be perpetual in nature, in no event will termination occur within a year of effectiveness of the Registration Statement.

Response: The requested change has been made in the Revised Registration Statement.

3.	Comment: Please state in the Item 4(a) disclosure that the Fund will consider the investments of underlying funds when determining compliance with the Fund’s 80% investment policy.

Response: The Fund confirms that to the extent the Fund has knowledge of an Investment Fund’s holdings, the Fund will consider the holdings of the Investment Fund when the Fund determines compliance with its 80% investment policy. The Fund notes, however, that it will be an investor in the Investment Funds and will not be able to dictate the Investment Funds’ investment decisions.

4.

Comment: Page 17 of the Prospectus states that the Fund may make investments through direct and indirect wholly-owned subsidiaries. The Staff understands that the Fund confirmed in correspondence that it does not currently intend to make investments through foreign controlled companies or subsidiaries, but this implies that the Fund may do so in the future. Please add disclosure to the effect that if the Fund were to use foreign controlled companies in the future, that the foreign controlled company and its board of directors will agree to designate an agent for service of process in the United States and to the inspection of its books and records in the United States.

Response: The requested change has been made in the Revised Registration Statement.

5.

Comment: In correspondence, the Fund confirmed that it anticipates investing between 55%-80% of its assets in private funds excluded from the investment company definition pursuant to Sections 3(c)(1) and 3(c)(7) of the 1940 Act (“Private Funds”). With a view to enhance the disclosure under the “Calculation of Net Asset Value” section and to expand upon the valuation risk disclosure included in the section entitled “Valuation Adjustments in Underlying Private Funds,” please explain the process and information considered when valuating Private Funds on a daily basis for the purpose of selling and repurchasing Fund shares.

Response: The requested change has been made in the Revised Registration Statement.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at 312-569-1872.

*****

Sincerely,

Kellilyn Greco

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